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                                                                 Exhibit (a)(12)

**  REMINDER **


To All SYNAVANT Employees Who Hold SYNAVANT Common Stock either through the SYNAVANT Employee Stock Purchase Plan or independently:

This is a reminder that the offer of Dendrite International, Inc. (through its subsidiary Amgis Acquisition Co.) to purchase for cash all outstanding shares of common stock of SYNAVANT expires this Friday, June 13, 2003 at 11:59 p.m., unless it is otherwise extended.

By this time you should have received the tender offer materials. If you have not already done so, we encourage you to review the tender offer materials and tender your shares of SYNAVANT stock in accordance with the terms of the offer.

If you have any questions, or need additional copies of the tender offer materials, you may call Strategic Stock Surveillance LLC (the Information Agent) toll free at (866) 657-8728 or (212) 850-8151, or via email at
info@dendriteoffer.com <mailto:info@dendriteoffer.com> .

On May 16, 2003, Dendrite commenced a tender offer for all issued and outstanding SYNAVANT common stock followed by a second-step merger. The offer is scheduled to expire on June 13, 2003, subject to extension in certain instances, including if any of the conditions to the offer have not been satisfied, if 90% of the SYNAVANT shares have not been tendered by the expiration date, or if required by law. If Dendrite extends the offer, it will announce the extension through a press release by 9:00 a.m., New York City time, the next business day following the expiration date (June 16, 2003) and will notify the depositary for the offer.



Mary Stuart
Vice President, Corporate Communications
SYNAVANT
3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, USA
USA Direct Tel: +1 404 841 4142
UK Direct Tel: +44 (0)1895 830615
Email: mstuart@synavant.com <mstuart@synavant.com> http://www.synavant.com/ <http://www.synavant.com/>